UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WebEx Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

94767L-10-9 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94767L-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vanenburg Capital Management I B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 4,180,133 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,180,133

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,180,133
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.36%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 94767L-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vanenburg Capital Management Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only.
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 4,180,133 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,180,133

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,180,133
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.36%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 94767L-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vanenburg Group B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only.
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 4,180,133 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,180,133

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,180,133
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.36%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 94767L-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jan Baan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 2,000 6. Shared Voting Power 4,180,133 7. Sole Dispositive Power 2,000 8. Shared Dispositive Power 4,180,133

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,182,133
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.36%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer: WebEx Communications, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 307 West Tasman Drive, San Jose, CA 95134

Item 2.	(a)

Name of Person Filing:

Vanenburg Capital Management I, B.V. (“Vanenburg Capital”); Vanenburg Capital Management Holding B.V. (“VCMH”), which is the sole stockholder of Vanenburg Capital; Vanenburg Group B.V. (“Vanenburg Group”), which is the sole stockholder of VCMH; and Jan Baan, sole director of Vanenburg Capital and a member of the Board of Directors of the Issuer.

	(b)	Address of Principal Business Office or, if none, Residence: Vanenburgerallee 13, P.O. Box 231, 3880 AE Putten, The Netherlands.

	(c)	Citizenship: Each of Vanenburg Capital, VCMH and Vanenburg Group is a company organized under the laws of The Netherlands. Mr. Baan is a citizen of The Netherlands.

	(d)	Title of Class of Securities: Common Stock, par value $0.001.

	(e)	CUSIP Number: 94767L-10-9.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Vanenburg Capital is the record owner of 4,180,133 shares of the Issuer’s Common Stock (the “Vanenburg Capital Shares”) as of December 31, 2004. By virtue of its relationship as Vanenburg Capital’s sole stockholder, VCMH may be deemed to own beneficially the Vanenburg Capital Shares. By virtue of its relationship as VCMH’s sole stockholder, Vanenburg Group may be deemed to own beneficially the Vanenburg Capital Shares. Mr. Baan is the beneficial owner of 2,000 shares of the Issuer’s Common Stock. As the sole director of Vanenburg Capital, he may also be deemed to own beneficially the Vanenburg Capital Shares.

Each Reporting Person disclaims beneficial ownership of the Issuer’s Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and the filing of this Schedule 13G shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement except those of which such Reporting Person is the record owner.

(b)

Percent of class:

Each of Vanenburg Capital, VCMH and Vanenburg Group is or may be deemed to be the beneficial owner of 9.36% of the outstanding shares of the Issuer’s Common Stock. Mr. Baan is or may be deemed to be the beneficial owner of 9.36% of the outstanding shares of the Issuer’s Common Stock. The foregoing percentages are calculated based on the 44,682,475 shares of the Issuer’s Common Stock outstanding on November 1, 2004.

(c) Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

Sole power to vote or to direct the vote: Vanenburg Capital, VCMH and Vanenburg Group have sole power to vote or direct the vote of 0 shares. Mr. Baan has sole power to vote or direct the vote of 2,000 shares.

(ii) Shared power to vote or to direct the vote: Vanenburg Capital, VCMH, Vanenburg Group and Mr. Baan have shared power to vote or to direct the vote of 4,180,133 shares.

(iii)

Sole power to dispose or to direct the disposition of:

Vanenburg Capital, VCMH and Vanenburg Group have sole power to dispose or to direct the disposition of 0 shares. Mr. Baan has sole power to dispose or to direct the disposition of 2,000 shares.

(iv) Shared power to dispose or to direct the disposition of: Vanenburg Capital, VCMH, Vanenburg Group and Mr. Baan have shared power to vote or to direct the vote of 4,180,133 shares.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

VANENBURG CAPITAL MANAGEMENT I, B.V.

By:	/s/ Jan Baan
Name:	Jan Baan
Title:	Director

VANENBURG CAPITAL MANAGEMENT HOLDING B.V.

By:	/s/ Jan Baan
Name:	Jan Baan
Title:	Director

VANENBURG GROUP B.V.

By:	/s/ Jan Baan
Name:	Jan Baan
Title:	Chief Executive Officer

By:	/s/ Jan Baan
Jan Baan, signing as an individual

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of WebEx Communications, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2005.

VANENBURG CAPITAL MANAGEMENT I, B.V.

By:	/s/ Jan Baan
Name:	Jan Baan
Title:	Director

VANENBURG CAPITAL MANAGEMENT HOLDING B.V.

By:	/s/ Jan Baan
Name:	Jan Baan
Title:	Director

VANENBURG GROUP B.V.

By:	/s/ Jan Baan
Name:	Jan Baan
Title:	Chief Executive Officer

By:	/s/ Jan Baan
Jan Baan, signing as an individual